April 13, 2021

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Technology

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Larry Spirgel
Alexandra Barone
Robert Littlepage
Claire DeLabar

Re:	Applovin Corporation
Registration Statement on Form S-1
File No. 333-253800

Acceleration Request

Requested Date: April 14, 2021

Requested Time: 4:00 P.M. Eastern Time

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Applovin Corporation (the “Company”) hereby requests that the above-referenced Registration Statement on Form S-l (File No. 333-253800) (the “Registration Statement”) be declared effective at the “Requested Date” and “Requested Time” set forth above or at such later time as the Company or its counsel may orally request via telephone call to the staff of the Division of Corporation Finance of the Securities and Exchange Commission. Once the Registration Statement has been declared effective, please orally confirm that event with our counsel, Wilson Sonsini Goodrich & Rosati, P.C., by calling Rezwan Pavri at (650) 430-1175.

* * * *

Sincerely,

APPLOVIN CORPORATION

/s/ Adam Foroughi
Adam Foroughi
Chief Executive Officer

cc:	Herald Chen, Applovin Corporation
Victoria Valenzuela, Applovin Corporation
Lonnie Huang, Applovin Corporation

Rezwan D. Pavri, Wilson Sonsini Goodrich & Rosati, P.C.
Lisa L. Stimmell, Wilson Sonsini Goodrich & Rosati, P.C.
Andrew T. Hill, Wilson Sonsini Goodrich & Rosati, P.C.
Lang Liu, Wilson Sonsini Goodrich & Rosati, P.C.

Michael T. Esquivel, Fenwick & West LLP
Ran D. Ben-Tzur, Fenwick & West LLP
James D. Evans, Fenwick & West LLP
Jennifer J. Hitchcock, Fenwick & West LLP